November 11, 2005

George F. Ohsiek

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington D.C. 20549

Re: Hansen Natural Corporation

Dear Mr. Ohsiek:

Reference is made to your letter of October 13, 2005. We would like to thank you for extending our response deadline to November 9, 2005, 2005. We have now had the opportunity to consider the comments in your letter and respond as set forth below. For ease of reference we have used the same paragraph numbers as were used in your letter and have included your comment immediately above our response.

References in the “Hansen’s Response” sections of this letter to the words “Hansen”, “the Company”, “we”, “us”, and “our”, mean Hansen Natural Corporation and its subsidiaries. References herein to “you”, “your”, “staff” and “Commission” mean the U.S. Securities and Exchange Commission and its staff.

1.          In response to comment 6 in our letter dated June 9, 2005 you indicated that you exclude the costs of your distribution network from costs of sales. In our comment we requested that you disclose the amounts of distribution network costs included in line items other than costs of sales for each period presented. Your omission of the quantification of excluded costs suggested that their exclusion from costs of sales would not inhibit a reader's ability to compare your gross margins with others in your industry. Based on information on page 0000009 of your reporting package it appears that distribution network costs are material to an understanding of your gross margin relative to others in your industry that include distribution network costs in costs of sales. Please tell us how you intend to revise your future filings. We would not object to quantification in MD&A of distribution network costs excluded from costs of sales in lieu of note disclosure.

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

November 11, 2005

Hansen’s Response:

In our future annual and quarterly filings on Forms 10-K and 10-Q, we will disclose our distribution network costs, which include out-bound freight and warehousing costs, in MD&A.

2.          We read your response to comment 1 in our letter dated August 1, 2005. We do not object to your determination that you have two reportable segments as of June 30, 2005. However, in light of the significant difference between the economic characteristics of the DSD and Warehouse segments, tell us how you determined that it was unnecessary to amend your Form 10-K to provide the revised segment information in an audited note for all periods presented. The facts and circumstances in this instance appear inconsistent with prospective revision contrary to our initial expectation.

Hansen’s Response:

Through our March 31, 2005 quarter we managed our business and reported our operating results as one reportable segment. Please note our response to comment # 3 in our September 16, 2005 response.

“ To more accurately reflect the manner in which the business operations are managed, the format of the reporting packages were updated to reflect the results of the DSD segment and the Warehouse segment, respectively. This appears from the most recent reporting package for the quarter ended June 30, 2005 provided to the CODM which is included as Exhibit C."

We believe that our change in reporting results in the CODM reviewing financial statements of the DSD segment and the Warehouse Segment, effective with the second quarter ended June 30, 2005. Therefore, our change in reporting results in us beginning to report the two segments effective June 30, 2005. Since we believe we changed the structure of our internal organization from one reportable segment to two reportable segments in a manner which caused the composition of our reportable segments to change in the second quarter ended June 30, 2005, we intend to follow the guidance in paragraph 34 of SFAS 131 and in our Form 10-K for the year ended December 31, 2005 we will restate the prior segment information for the two years ended December 31, 2004 to show the now two reportable segments for DSD and Warehouse. However, we do not believe we are required to file an amendment to our prior Form 10-K for the year ended December 31, 2004 since at that time we managed our business as one reportable segment. It was not until the quarter ended June 30, 2005 that we believe we had two reportable segments.

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

November 11, 2005

3.         We read your response to comment 2 in our letter dated August 1, 2005 and we re-issue part of our previous comment. You have not provided the disclosures by product line as part of your reportable segment disclosures as required by paragraph 37 of SFAS 131. The disclosures should identify products from which each reportable segment derives its revenue and should mirror the financial information used to prepare your general-purpose financial statements. Disclosing revenues by reportable segment is not a substitute for the SFAS 131 product line revenue disclosures when reportable segments derive revenues from multiple product lines. We assume that product line revenue disclosures would be required for major product lines and groups of similar products consistent with your "Gross Sales by Product Line" report. If you believe that other product line revenue disclosures are more appropriate, please advise.

Hansen’s Response:

Beginning with our Form 10-K for the year ended December 31, 2005, we will provide product line revenue disclosures consistent with your comment number 7 in your letter dated June 9, 2005 for the following three product lines 1) DSD (primarily energy drinks), 2) non-carbonated (primarily juice beverages), and 3) carbonated (primarily soda beverages). We believe this will meet the requirements of paragraph 37 of SFAS 131. As communicated in previous letters, our DSD division derives primarily all of its revenue from substantially all of our energy drinks. All the drinks in this reportable segment represent a group of similar products. Our Warehouse segment derives primarily all of its revenue from sales of substantially all of our non-carbonated/juice and carbonated/soda beverages.

Form 10-Q for the Quarter Ended June 30, 2005

4.          Please revise your future disclosure regarding changes to internal controls and procedures over financial reporting to identify “any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K. Please also confirm to us, if true, that there were no changes in your internal controls and procedures over financial reporting for the period covered by your Form 1O-Q and Form 1O-K. If there were changes in controls requiring disclosure in accordance with Item 308(c) of Regulation S-K please revise your Form 1O-Q and/or Form 10-K accordingly.

Hansen’s Response:

Future disclosures will identify any changes, not just significant changes, that have materially affected, or are reasonably likely to materially affect, changes in our internal controls over financial reporting in accordance with Item 308(c) of Regulation S-K. There were no changes in our internal controls and procedures

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

November 11, 2005

over financial reporting requiring disclosure in accordance with Item 308(c) of Regulation S-K for the period covered by our Form 10-Q and Form 10-K.

5.          You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective "to ensure that material information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Please confirm for us, if true, that the same officers concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. "See Exchange Act Rule l3a-15 (e). Revise future filings accordingly.

Hansen’s Response:

We confirm that the same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Additionally, we will include such confirmation in future filings.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

November 11, 2005

If you have any further comments or would like to discuss any of the responses above, please contact us at (951) 739-6200 at your convenience.

Sincerely,

/s/ Rodney C. Sacks	/s/Hilton H. Schlosberg
Rodney C. Sacks Chairman of the Board of Directors and Chief Executive Officer	Hilton H. Schlosberg Vice Chairman of the Board of Directors, President, Chief Operating Officer, Chief Financial Officer and Secretary